ESOPUS CREEK MANAGEMENT
1325 Avenue of the Americas, Suite 2724
New York, New York 10019

HUTCH CAPITAL MANAGEMENT
8401 Patterson Avenue, Suite 202
Richmond, Virginia 23229

February 24, 2020

Phillip L. Gomez, Ph. D.
Chief Executive Officer
SIGA Technologies, Inc.
31 East 62nd Street
New York, New York 10065

Dear Phil:

We wanted to thank you, Paul Savas, and Dan Luckshire for taking the time to meet with us today.

We thought our meeting was a worthwhile one, and we were pleased to have had the opportunity to present our views concerning the importance of an active share repurchase program.

We also wanted to thank the Company for its recent announcement that it will be hosting a March 5th business update call shortly after the Company releases its full year financial results.

We look forward to our ongoing dialogue with you. Once again, thank you for meeting with us today.

Most Sincerely,



Andrew L. Sole   Paul Saunders, Jr.
Managing Member   Managing Member
Esopus Creek Management LLC   Hutch Capital Management LLC